NO ACT

PE
1-23-12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12025724

Received SEC
MAR 2 3 2012
Washington, DC 20549

March 23, 2012

James E. Parsons
Exxon Mobil Corporation
james.e.parsons@exxonmobil.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-23-12

Re: Exxon Mobil Corporation
Incoming letter dated January 23, 2012

Dear Mr. Parsons:

This is in response to your letters dated January 23, 2012 and March 2, 2012 concerning the shareholder proposal submitted to ExxonMobil by NorthStar Asset Management, Inc. We also have received letters on the proponent's behalf dated February 23, 2012 and March 7, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Sanford J. Lewis
sanfordlewis@gmail.com

March 23, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Exxon Mobil Corporation
Incoming letter dated January 23, 2012

The proposal requests the board to create a comprehensive policy articulating the company's respect for and commitment to the human right to water.

There appears to be some basis for your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(12)(iii). In this regard, we note that proposals dealing with substantially the same subject matter were included in ExxonMobil's proxy materials for meetings held in 2011, 2010 and 2008 and that the 2011 proposal received 6.95 percent of the vote. Accordingly, we will not recommend enforcement action to the Commission if ExxonMobil omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(iii). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which ExxonMobil relies.

Sincerely,

Angie Kim
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SANFORD J. LEWIS, ATTORNEY

March 7, 2012
Via electronic mail

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Supplemental reply on proposal submitted to Exxon Mobil regarding comprehensive policy on the human right to water by the NorthStar Asset Management

Ladies and Gentlemen:
I have been asked by the Proponent, NorthStar Asset Management Inc. to respond briefly to the Supplemental no action request letter dated March 2, 2012 sent to the Securities and Exchange Commission by the Exxon Mobil (the Company) regarding the proposal on the human right to water. We stand by our prior letter.

First, the Company continues to make groundless assertions that a policy on the human right to water would somehow micromanage the Company's technology choices and therefore constitute excludability under Rule 14a-8(i)(7). This is unfounded.

Secondly, with regard to the assertion of Rule 14a-8(i)(12), the examples included in the letter regarding the types of issues that the company may face in implementing the "human right to water" are simply that, examples of the range of issues that implementers of the human right to water face. These are significantly different from the 2008 proposal's focus. The present case is analogous to prior decisions at Goldman Sachs (February 7, 2011, March 1, 2011) where a prior 2008 proposal on "sustainability" was found to not trigger exclusion for a subsequent proposal on climate change. Similarly, in the present case, the 2008 proposal on community accountability for toxic emissions addresses significantly different substantive concerns than the current human right to water proposal, and therefore does not cross the exclusion line of Rule 14a-8(i)(12).

Therefore, we urge you to reject the Company's request to allow exclusion of the Proposal.

Sincerely,

Sanford Lewis
Attorney at Law

cc: Julie Goodridge, NorthStar Asset Management, Inc.
James E. Parsons, Exxon Mobil

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@gmail.com
413 549-7333 ph. • 781 207-7895 fax

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1488 Facsimile

James E. Parsons
Coordinator
Corporate Securities & Finance

ExxonMobil

March 2, 2012

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Exxon Mobil Corporation*
Shareholder Proposal of NorthStar Asset Management, Inc.
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

On January 23, 2012, Exxon Mobil Corporation (the "Company") submitted a letter (the "No-Action Request"), notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that the Company intends to omit from its proxy statement and form of proxy for its 2012 Annual Meeting of Shareholders (collectively, the "2012 Proxy Materials") a shareholder proposal (the "Proposal") received from NorthStar Asset Management, Inc. (the "Proponent"). The Proposal is titled "Policy on the human right to water."

The No-Action Request indicated our belief that the Proposal could be excluded from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with matters relating to the Company's ordinary business operations and Rule 14a-8(i)(12) because the Proposal deals with substantially the same subject matter as three previously submitted proposals, the most recent of which did not receive the support necessary for resubmission.

On February 23, 2012, Sanford J. Lewis submitted to the Staff a letter (the "Response Letter") on behalf of the Proponent in response to the No-Action Request. We wish to respond to certain points raised in the Response Letter.

As stated in the No-Action Request, the Proposal relates to the Company's decisions regarding the technologies, processes and supplies it uses in the preparation of its products. Accordingly, based on Staff precedent, it is excludable under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations. *See Borden, Inc.* (avail. Jan. 16, 1990) (concurring in the exclusion of a proposal relating to food irradiation because it dealt with "the choice of processes and supplies used in the preparation of [the company's] products"). While page 2 of the Response Letter claims that "the Proposal seeks no control over what technologies the Company chooses to use," the discussion on pages 4-6 of the Response Letter provides a more accurate portrayal of the Proposal's objective. Those pages criticize a water-dependent technology used by the Company—the practice of hydraulic fracturing—and quote the Proposal's supporting statement, stating that "water is a key resource used in production of our Company's products" and enumerating various ways in which energy companies use water in their operations. Furthermore, page 6 of the Response Letter states that the Company should consider "the moral and ethical implications of the human right to water *as it makes business decisions*" (emphasis added). The only "business decisions" that the Proposal references are in relation to the Company's choice of technologies and to its choice of processes and supplies used in the preparation of the Company's products. In sum, as the supporting statement makes clear, the Proposal seeks a policy that will govern how the Company uses water-based technologies and processes in its business. The Proposal is therefore excludable under Rule 14a-8(i)(7).

We also wish to address some inaccuracies in the Response Letter's discussion concerning Rule 14a-8(i)(12). First, the Response Letter incorrectly describes the Proposal. In attempting to contrast the Proposal from the proposal that was included in the Company's 2008 proxy materials (the "2008 Proposal"), the Response Letter states that the Proposal contemplates certain actions that are not at all apparent from the four corners of the Proposal. For example, the Response Letter lists a host of issues that "the Proponent requests the *Company consider" in forming its policy on water, including "[g]irls' right to education," the* privacy of sanitation facilities, and how communities ensure that the voices of women and disabled persons are not "obscure[d]" in community decision-making regarding water and sanitation. However, these issues are nowhere mentioned in the Proposal, yet the Response Letter holds them out as differences from the 2008 Proposal, noting that "[t]he 2008 proposal does not envelope" these issues.

Second, the Response Letter suggests that the standard under Rule 14a-8(i)(12) is more stringent than Commission guidance states that it is. For example, the Response Letter claims that the 2008 Proposal's request for a report "would not be a suitable *substitution*" (emphasis added) for the Proposal's request for a broad policy. It also claims that the 2008 Proposal "does not touch upon three-fifths" of the issues that the Proponent believes would need to be covered by a comprehensive water policy. While these considerations might be relevant in assessing whether implementation of the 2008 Proposal would constitute substantial implementation of the Proposal under Rule 14a-8(i)(10) or whether the Proposal substantially duplicates the 2008 Proposal under Rule 14a-8(i)(11), they do not reflect the standard under Rule 14a-8(i)(12). Commission guidance provides that excludability under Rule 14a-8(i)(12) is "based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns." Exchange Act Release No. 20091 (Aug. 16, 1983). Several paragraphs of the Proposal focus on how water is impacted by the operations of the Company and other energy companies, and these are the same "substantive concerns" raised by the 2008 Proposal, which requested a report on "how the corporation ensures that it is accountable for its environmental impacts," with "environmental" referring to "land, water, and soil."[1] The Proposal's emphasis on energy companies' impacts on water greatly overshadows its brief mentioning of the five items that the United Nations views as constituting the human right to water.

Based upon the foregoing analysis and the No-Action Request, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2012 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (972) 444-1478 or Elizabeth A. Ising of Gibson, Dunn & Crutcher LLP at (202) 955-8287.

Sincerely,

James E. Parsons
Coordinator
Corporate Securities & Finance

Enclosures

[1] As noted in the No-Action Request, differences in scope, such as the 2008 Proposal's references to land and soil in addition to water, do not preclude exclusion under Rule 14a-8(i)(12).

cc: Elizabeth A. Ising, Gibson, Dunn & Crutcher LLP
Julie N.W. Goodridge, NorthStar Asset Management, Inc.
Sanford J. Lewis

101245683.4

SANFORD J. LEWIS, ATTORNEY

February 23, 2012

Via electronic mail

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder proposal submitted to Exxon Mobil regarding a comprehensive policy on the human right to water by the NorthStar Asset Management, Inc.

Ladies and Gentlemen:

NorthStar Asset Management Inc. (the "Proponent") is the beneficial owner of common stock of Exxon Mobil (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company requesting that the Board of Directors create a comprehensive policy articulating the Company's respect for and commitment to the human right to water. We have been asked by the Proponent to respond to the no action request letter dated January 23, 2012 sent to the Securities and Exchange Commission by the Company. The Company contends that the Proposal may be excluded from the Company's 2012 proxy statement by virtue of Rule 14a-8(i)(7) or Rule 14a-8(i)(12)(iii).

We have reviewed the Proposal, as well as the letter sent by the Company. Based upon the foregoing, as well as the relevant rule, it is our opinion that the Proposal is not excludable by virtue of either of the rules.

We are sending a copy of this letter to James E. Parsons, Exxon Mobil.

SUMMARY

The resolve clause of the Proposal states:

> **RESOLVED,** the shareholders request that the Board of Directors create a comprehensive policy articulating our company's respect for and commitment to the human right to water.

The Company asserts that the proposal is excludable as relating to its ordinary business. However, the human right to water is a significant social policy issue that transcends ordinary business. The issue has a significant nexus to the Company, and therefore it is not excludable as ordinary business.

The Company also asserts that the proposal is excludable under Rule 14a-8(i)(12)(iii). In one of the five prior years, the Proposal that the Company asserts related to the same subject

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@gmail.com
413 549-7333 ph. • 781 207-7895 fax

matter as the proposal had a substantially different principal thrust, a report regarding environmental accountability on contamination incidents. This proposal did not request development of an ethical policy framework on the human right to water, and even in its disclosures only related to less than half of the concerns encompassed in a human right to water policy. As such, the two-year standard rather than the three-year standard applies regarding resubmittal, and the Proposal received sufficient votes to meet the two-year resubmittal standard.

ANALYSIS

1. <u>The Proposal does not address excludable ordinary business.</u>

<u>The human right to water is a significant social policy issue that transcends ordinary business.</u>

As noted by the Company, Exchange Act Release No 40018 (May 21, 1998), clarified that a shareholder proposal may touch on matters that relate to the ordinary business of the Company if there is a significant social policy issue that causes the proposal to transcend ordinary business concerns. In addition, as articulated repeatedly by the Staff in recent years, any such proposals also must not micromanage the Company, and the social policy issue must have a nexus to the company. As demonstrated below, all of these criteria are met in the present proposal.

Proposals requesting the articulation of a policy on human right to water have long been seen by the Staff as addressing a significant social policy issue, not excludable as ordinary business. <u>PepsiCo</u> (February 28, 2008), <u>American International Group Inc.</u> (March 14, 2008), <u>Intel</u> (March 13, 2009). These companies at which a proposal on the human right to water has been found to not constitute excludable ordinary business include a bottler, an insurer, and a high-volume water-using manufacturer. What each of the companies had in common was an appropriate nexus to the social policy issue, that is, implicating the human right to water in their activities. Especially in the case of the bottler, the use of water was central to the company's business model and was an intrinsic and highly regulated business matter, yet the significance of the social policy issue caused the issue to transcend ordinary business and not be excludable.

The Company claims that the Proposal can be omitted under the ordinary business exclusion because it does not concern a significant public policy issue and because the Proposal deals with the Company's "choice of technology." Neither of these claims are true.

<u>The Proposal does not seek to control choice of technology.</u>

To address the latter first, the Proposal seeks no control over what technologies the Company chooses to use, nor how the Company develops any of its technological strategies. The Proposal requests that the Company put in place a comprehensive policy committing the Company to respecting the human right to water, with a specific focus on five issue areas: safety, sufficiency, acceptability, physical accessibility, and affordability. Furthermore, the Earth Institute of Columbia University points out that even the U.N. Special Rapporteur on human rights obligations related to access to safe drinking water and sanitation, Catarina de Albuquerque, explained that the human right to water "does not favor a particular economic model or method of service delivery; rather it lays out standards that states must seek to achieve for their citizens, or must ensure their private sector providers are achieving."[1] In preparing a human right to water policy, the Company would be free to define for itself how the policy should affect its business (including technological) decisions. It can be seen in the PepsiCo and Intel human right to water policies (Appendix 1) that each company tailored the policy specifically to its business practices, manufacturing technologies, and community needs. In the current instance, the Company would simply agree to create an ethical framework of the human right to water policy through which it would make business decisions.

The Proposal relates to a significant social policy issue.

Secondly, responding to the claim that the human right to water is not a significant public policy issue, there are numerous incidents and news stories, described below, which clearly show that the human right to water is in fact a growing public policy issue, only becoming more significant as time goes on. First, it was only in July 2010 that the UN General Assembly adopted a resolution recognizing the human right to water and sanitation as a part of the right to an adequate standard of living. Just two months later, the UN Human Rights Council also recognized the same human right by full consensus. Not one nation in the 163 in attendance of the July vote chose to vote against the measure. As described by the UN Special Rapporteur on human rights obligations related to access to safe drinking water and sanitation, "This means that for the UN, the right to water and sanitation is contained in existing human rights treaties and is therefore legally binding . . . The right to water and sanitation is a human right, equal to all other human rights, which implies that it is justiciable and enforceable." The UN reminds us all that "almost 900 million people worldwide do not have access to clean water and more than 2.6 billion people do not have access to basic sanitation. Studies also indicate about 1.5 million children under the age of five die each year and 443 million school days are lost because of water- and sanitation-related diseases."[2] As such, the volume of individuals this now binding human right may affect is staggering in its greatness.

Since the passing of these UN resolutions, the human right to water has become a much-discussed issue in the public sphere. Recently, concerns were raised in Alabama regarding the new anti-immigration law H.B. 56 which makes it a felony for an "alien not lawfully present in the United States...[to] enter into or attempt to enter into a business transaction with the state or a political subdivision." Officials in the town of Allgood, Alabama interpreted a portion of that bill to mean that residents must prove their legal U.S. status in order to have access to water service, and that any residents unable to provide this proof would be subject to water shut-off, despite their personal circumstances of housing any elderly, infirm, or young family members, their ability to pay, or their length of residency in the town. Allgood has been harshly criticized by international news outlets and non-governmental organizations for their

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[1] http://blogs.ei.columbia.edu/2011/07/27/a-human-right-to-water-can-it-make-a-difference/

[2] http://www.un.org/apps/news/story.asp?NewsID=36308

severe violation of the human right to water. International Business Times reports that Mary Bauer, legal director of the Southern Poverty Law Center, explained that "families are being forced to go without clean water and even indoor plumbing until the decision is reversed in court, an impact of the law she said is blatantly unconstitutional."[3]

Additionally, a recent Ipsos poll illustrated that 61% of Americans support the human right to water. This majority believes that "access to safe drinking water and sanitation should be a priority for the United States government when assisting developing nations."[4] Access to safe drinking water and sanitation was even ranked higher than strengthening basic healthcare, improving opportunities for education, and defense or military training in developing countries. This study also showed that Americans' knowledge of the human right to water is continuing to increase. For example, it showed that 70 percent of Americans understand that access to safe drinking water and sanitation has a significant impact on reducing illness. These new statistics illustrate that issues surrounding the human right to water are important to the American public at large, in addition to American and international policymakers.

The present Proposal does not micromanage the Company, but rather seeks the adoption of broad principles to guide its operations in respect of human rights. Further, as documented below, the social policy issue in question has a strong nexus to the company and its operations.

The social policy issue of the human right to water has a nexus to the Company.
If the "human right to water" is a significant social policy issue for bottlers, insurers and manufacturers, it is also a significant social policy issue for Exxon Mobil. The whereas clauses of the shareholder proposal demonstrate the nexus of the social policy issue to the Company:

> Whereas water is a key resource used in production of our Company's products, therefore water quality and quantity are vital for ExxonMobil's success;
>
> Through oilfield injection, oil extraction uses nearly 60 million gallons of water annually in the Canadian province of Alberta alone. This water is not returned to the local community and is ultimately unusable for other purposes;
>
> The EPA reports that US oil refineries use 1 to 2 billion gallons of water daily (up to 730 billion gallons annually) to produce fuel (USDOE, 2006);
>
> More than 1,000 cases of groundwater contamination due to hydraulic fracturing have been documented by courts and state and local governments in Colorado, New Mexico, Alabama, Ohio and Pennsylvania (ProPublica. "Buried Secrets: Is Natural Gas Drilling Endangering U.S. Water Supplies?");

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[3] http://www.ibtimes.com/articles/228331/20111010/alabama-immigration-law-cuts-off-water-supply-to-immigrants.htm

[4] http://www.prnewswire.com/news-releases/the-human-right-to-water-national-poll-reveals-americans-support-access-to-global-safe-drinking-water-135323633.html

> The Great Lakes provide drinking water to tens of millions of Americans and Canadians, yet increased interest in oil drilling in the Great Lakes threatens ecosystem destruction and contamination of drinking water supplies (Boston College Environmental Affairs Law Review);
>
> Hundreds of thousands of abandoned oil wells in the United States of America have the potential of leaking contaminated wastewater to drinking water sources, as has already happened in Fort Knox, Kentucky. Similar problems have occurred in Ohio, Michigan, Texas, New York, and Colorado.
>
> Over-consuming and contaminating community groundwater risks violating the human right to water that the UN Committee on Economic, Social and Cultural Rights defines as all people's right to safe, sufficient, acceptable, physically accessible and affordable water for personal and domestic use;
>
> On September 30, 2010, the UN Human Rights Council adopted by consensus a resolution affirming that water and sanitation are human rights;
>
> UN Special Rapporteur Catarina de Albuquerque explains that "the right to water and sanitation is a human right, equal to all other human rights, which implies that it is justiciable and enforceable." The United States joined the consensus in voting for this resolution;
>
> We believe that global corporations operating without strong human rights and environmental policies face serious risks to their reputation and share value if they are seen to be responsible for or complicit in human rights violations, including the human right to water;
>
> Significant commercial advantages may accrue to our Company by creating a comprehensive human right to water policy, including enhanced corporate reputation, improved community and stakeholder relations, and reduced risk of adverse publicity, consumer boycotts, divestment campaigns, and lawsuits;

In the past several years, numerous specific threats to the human right to water have made headlines, including concerns caused by the Company itself. A July 1, 2011 spill in Montana released 63,000 gallons[5] of crude oil into the Yellowstone River, of which less than 1% was recovered by cleanup crews. News reports have indicated that the Company failed to communicate properly with residents and state officials.

Failing to communicate with community members and officials is a clear violation of the human right to water. If the Company had had a policy on the human right to water in place

[5] *USA Today*. "Exxon to Pay $1.6M penalty for Yellowstone River Spill." 19 Jan 2012. http://content.usatoday.com/communities/ondeadline/post/2012/01/exxon-to-pay-16m-penalty-for-yellowstone-river-spill/1#.TzrJr5g5vzI

before this spill, it would have guided the Company to make more appropriate decisions about public disclosure and transparency of spill details. The spill will cost the Company a minimum of $1.6 million in a water contamination settlement with Montana, with the potential of millions more in settlements with property owners suing the Company.

It has been widely reported by news outlets and non-governmental organizations that hydraulic fracturing continues to be hazardous to water supply systems across the world. In 2010 there were nearly 490,000 gas wells in the U.S.A. It's been estimated that 2012 could bring another 32,000 new wells a year, each using five million gallons of water or more.[6] As over-consuming groundwater risks violating the human right to water, it is important that the Company takes into account the moral and ethical implications of the human right to water as it makes business decisions that could impact any of the five major aspects of the right to water in places where the Company does business: the safety, sufficiency, acceptability, physical accessibility, and affordability of water.

2. <u>The proposal is not excludable under Rule 14a-8(i)(12)(iii).</u>

Although the human right to water proposal was filed in the previous two years, the record submitted by the company shows that votes on the proposal met the appropriate thresholds for resubmittal, 6.9% support in 2011.

The Company attempts to meet the thresholds of Rule 14a-8(i)(12)(iii) by asserting that an entirely different proposal submitted to shareholders in 2008 also is substantially the same Proposal as our request for a human right to water policy for purposes of Rule 14a-8(i)(12). The 2008 proposal requested that the Board *report* on how the corporation ensures that it is *accountable for its environmental impacts* in all of the communities where it operates. The proposal requested that the company discuss "how the Corporation makes available reports regarding its emissions and environmental impacts on land, water and soil–both within its permits and emergency missions–to members of the communities where it operates."

However, the primary thrust and goal of the Proposal at hand is distinct from the 2008 proposal, because its focus is on requesting that the company to develop an ethical framework to address the array of issues raised by the human right to water. The issues which would need to be addressed, and the policy framework involved, would be substantially broader and distinct from the primary thrust of the 2008 proposal.

The Proponent's goal is to request that the Company commit to a formal human right to water policy using United Nations-defined terms. As described by the UN, the "human right to water and sanitation . . . is derived from the right to an adequate standard of living as stipulated in Art. 11 of the International Covenant on Economic, Social, and Cultural Rights and other international human rights treaties. Hence, it is part of international human rights law." The UN goes on to fully define each of the five "criteria . . . used to specify the content of the right." With each criterion, the UN specifies not only structural qualities important to the

[6] *Scientific American*. "Drill for Natural Gas, Pollute Water" 17 Nov 2008

human right to water (such as, "Affordability: access to sanitation and water must not compromise the ability to pay for other essential necessities"), but also ethical and moral constraints that go beyond simplistic water accessibility goals.[7]

In various UN documents, fact sheets, and explanation vehicles available, the UN specifies the importance of less tangible concerns that constitute the **full moral and ethical framework of the human right to water**. A short list of examples from the UN Human Right to Water Fact Sheet[8] is listed below:

- Individuals and communities should have access to information and participate in decision-making. Poor people and members of marginalized groups are frequently excluded from decision-making regarding water and sanitation, and hence their needs are seldom prioritized.
- Access to safe drinking water is a fundamental precondition for the enjoyment of several human rights, including the rights to education, housing, health, life, work and protection against cruel, inhuman or degrading treatment or punishment. It is also a crucial element to ensure gender equality and to eradicate discrimination.
- Water must also be of an acceptable colour, odour and taste to ensure that individuals will not resort to polluted alternatives that may look more attractive. These requirements apply to all sources of water provision, including piped water, tankers, vendor-provided water and protected wells.
- Sanitation facilities . . . have to be culturally acceptable . . . ensur[ing] privacy and dignity
- Physical security must not be threatened when accessing [water] facilities.
- No individual or group should be denied access to safe drinking water because they cannot afford to pay.
- However, community participation may sometimes obscure the voice of vulnerable members of the community, such as women or persons with disabilities. Care should therefore be taken to ensure that everyone in the community is empowered and given the space to have their say in the decision-making concerning water and sanitation.
- The accessibility of water and sanitation is also a key issue for persons with disabilities, who have historically suffered from marginalization and discrimination as a result of the inaccessible design of buildings, services and infrastructure, among other things.
- Girls' right to education also suffers. A major reason why parents do not send their daughters to school in many countries is that there are no separate sanitation facilities for girls.

It is these ethical concerns set forth by the United Nations, in addition to literal concerns of water safety, sufficiency, acceptability, physical accessibility, and affordability, that the Proponent requests the Company consider when forming a corporate policy in support human right to water. Companies that have put into place a policy such as this have compared

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[7] http://www.ohchr.org/Documents/Issues/Water/FAQSanitationAndHR.pdf
[8] http://www.ohchr.org/Documents/Publications/FactSheet35en.pdf

company policies and procedures to these UN-defined moral considerations and specific criteria of the human right to water when composing the company's own policy on the human right to water.

The 2008 proposal does not envelope the above issues, nor does it request that the Company create a company policy that reflects the Company's ethical stance on supporting access to safe, sufficient, acceptable, physically accessible, and affordable water. Neither the UN's definition of the human right to water nor the Proponent's Proposal require that the Company adhere to any set format in its support of the human right to water, and as the Proposal is explicitly and clearly grounded in these UN concerns, the central purpose of the current Proposal is starkly different from the 2008 proposal in question by the Company.

While the 2008 proposal asks for a report on emissions and health risks, the current Proposal requests a moral and ethical commitment on behalf of the Company in the form of a policy based in United Nations' legislation and documentation. A report on Company behavior in the community related to environmental impact is important, of course, but protecting the Company from *human rights violations* related to water use and company impact on water by creating a global human right to water policy clearly addresses broader public policy issues facing all companies.

Finally, in its request for reporting, the 2008 proposal peripherally addressed less than half of the issues germane to the request for a the human right to water policy. The 2008 resolution asked for a report on the company's impact on the communities in which it operates, which would be related to concerns about "acceptability" and "safety." Thus, a request for report of this type, might help to evaluate whether the Company was adhering to one component of a human right to water policy. However it would not be a suitable substitution for the creation of a broader human right to water policy, and not a proposal that would address the larger public policy issues of human rights as outlined by the United Nations.

In its letter, the Company attempts to extend the scope of the 2008 proposal to the full range of issues encompassed by the human right to water Proposal by referencing the language in the supporting statement of the 2008 proposal which asserts simply that corporations have a "moral responsibility to be accountable for their environmental impacts" and "direct effects on the communities that host their facilities." These statements do not embrace the types of issues encompassed in the human right to water, which include issues of sufficiency, accessibility and affordability that go far beyond the 2008 proposal. The 2008 proposal is limited to issues related to emissions and pollution, as is indicated by the Resolved Clause's request for a report on "emissions and environmental impacts on land, water, and soil." It requests information on how the Company's actions may affect the health of nearby communities and how the Company communicates with those communities about these potential problems, however the 2008 proposal does not request information that falls into the categories of sufficiency, physical accessibility, and affordability. The proposal does not discuss, for example, water volume issues (sufficiency), drought-related water loss and the Company could affect those problems (physical accessibility), or issues relating to how Company practices may affect water cost to locals (affordability). As such, we believe the 2008 proposal clearly does not touch upon three-fifths of the Proponent's issue areas (as defined by the United Nations).

CONCLUSION

The Commission has made it clear that under Rule 14a-8(g) that "the burden is on the company to demonstrate that it is entitled to exclude a proposal." The Company has not met that burden that the Proposal is excludable under Rule 14a-8(i)(7) or Rule 14a-8(i)(12)(iii).

Therefore, we request that the Staff inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff. Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

Sanford Lewis
Attorney at Law

cc:

Julie Goodridge, NorthStar Asset Management, Inc.
James E. Parsons, Exxon Mobil

Appendix 1

Exemplary Company Policies on the Human Right to Water

PepsiCo Guidelines in Support of the Human Right to Water

Water is critical to life, and essential to business. It is the primary ingredient in our company's beverages, and also necessary to produce most of our other products. As such, water quality and quantity are essential in our daily activities, and essential to the activities of our communities, consumers, and other partners. Our search for a clean and ample water supply brings us into the lives of many individuals around the globe. We recognize the impact of our business on each community in which we operate, and likewise the impact of our communities on our business. We are committed to supporting governments which preserve the Human Right to Water of individuals in the communities where our company operates, and advocating this right more broadly through our strategic approaches across the enterprise. The United Nations defines the Human Right to Water as all people's right to safe, sufficient, acceptable, physically accessible and affordable water for personal and domestic use. Therefore, PepsiCo agrees to the following steps to ensure that our business engagement across the globe, first and foremost, respects the Human Right to Water:

1. Safety: We will ensure that our operations preserve the quality of the water resources in the communities in which we do business;
2. Sufficiency: Our operating objective is to ensure that our use of water will not diminish the availability of community water resources to the individuals or the communities in the areas in which we operate;
3. Acceptability: We will involve communities in our plans to develop water resources, and will assure transparency of any risks or challenges to the local governments and community members in an on-going manner;
4. Physical Accessibility: We will assure that our operations will not adversely impact physical accessibility of community members to community water resources and will address community concerns in a cooperative manner;
5. Affordability: We will appropriately advocate to applicable government bodies that safe water supplies should be available in a fair and equitable manner to members of the community. Such water should be safe and of consistent and adequate supply and affordable within local practices.

We at PepsiCo respect the human rights recognized by the countries in which we operate, and will not take any action that would undermine a state's obligation to its citizens to protect and fulfill the Human Right to Water and, absent of a country's Human Right to Water Policy, we commit to operate within the principles of the Human Right to Water Policy as defined by the United Nations.

Intel Water Policy

Intel recognizes that water is a critical natural resource that is of strategic importance to our business and the communities in which we operate. We acknowledge the importance of having guiding principles in terms of our responsible use and preservation of this vital resource.

Our commitment to environmental stewardship—including responsible water management—is embodied in both Intel's Environmental, Health & Safety Policy and in the Intel Code of Conduct, which asks employees to consider both the short and long-term impacts to the environment and the community when making business decisions.

The United Nations defines the Human Right to Water as all people's right to safe, sufficient, acceptable, physically accessible and affordable water for personal and domestic use. Consistent with our commitment to environmental responsibility and respect for the human right to water, Intel's water policy supports the following tenets in the communities in which we operate:

- *Safety:* Commit to preserve the quality of water resources we utilize in the communities where we operate.
- *Sufficiency:* Strive to operate in a manner that minimizes impact from our operations on the availability of community water resources.
- *Transparency:* Openly communicate and engage with our communities regarding our water usage and conservation initiatives in an ongoing manner.
- *Physical Accessibility:* Work to ensure that our operations do not adversely impact physical accessibility of community members to water resources.
- *Responsibility:* Consider the impact on water throughout all stages in our operations, including: reviewing access to sustainable water sources as a criterion when selecting a site for a new Intel facility, incorporating water conservation elements into the design of our facilities, and establishing specific water goals for new process technology changes in an effort to support a safe, consistent, adequate and affordable water supply in line with local practices.

Further, we commit to continuous improvement through research and partnerships with other companies and organizations on standards and activities to develop improved water footprint methodologies and best practices in responsible water management.

March 2010

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1488 Facsimile

James E. Parsons
Coordinator
Corporate Securities & Finance

ExxonMobil

January 23, 2012

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Exxon Mobil Corporation*
Shareholder Proposal of NorthStar Asset Management, Inc.
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Exxon Mobil Corporation (the "Company") intends to omit from its proxy statement and form of proxy for its 2012 Annual Meeting of Shareholders (collectively, the "2012 Proxy Materials") a shareholder proposal (the "Proposal") received from NorthStar Asset Management, Inc. (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED, the shareholders request the Board of Directors to create a comprehensive policy articulating our company's respect for and commitment to the human right to water.

A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2012 Proxy Materials pursuant to:

- Rule 14a-8(i)(7) because the Proposal deals with matters related to the Company's ordinary business operations; and
- Rule 14a-8(i)(12)(iii) because the Proposal deals with substantially the same subject matter as three previously submitted shareholder proposals that were included in the Company's 2008, 2010 and 2011 proxy materials, and the most recently submitted of those proposals did not receive the support necessary for resubmission.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a 8(i)(7) Because It Deals With Matters Relating To The Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that "deals with a matter relating to the company's ordinary business operations." According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word," but instead the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and it identified two central considerations that underlie this policy. The first was that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)).

A. The Proposal Is Excludable Under Rule 14a-8(I)(7) Because It Relates To The Company's Decisions Regarding Choice Of Technology

We believe the Proposal is excludable under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations because it focuses on a choice of technology the Company uses in operating its business: technologies that involve water. The Proposal's first sentence points out that "water is a key resource used in production of our Company's products." The Proposal's supporting statement then proceeds to cite multiple examples of how water is used in the Company's industry, and it alleges that these uses have adverse impacts on water. For example, the supporting statement states that oilfield injection is responsible for the usage of "nearly 60 million gallons of water annually [that are] not returned to the local community and [are] ultimately unusable for other purposes." It also states that the use of hydraulic fracturing has brought about "[m]ore than 1,000 cases of groundwater contamination." The supporting statement then alleges that the Company's activities that involve the use of water run the risk of violating what the Proponent considers to be a human right. The resolution requests a "comprehensive policy articulating our company's respect for and commitment to the human right to water." Since the only connection the supporting statement draws between the Company and water is in the Company's choice of technologies (*e.g.*, oilfield injection and hydraulic fracturing), the resolution is best interpreted as requesting, at least in part, that the Company reconsider how it uses water and assess how it will avoid over-using water in its business.

The Staff consistently has permitted the exclusion of shareholder proposals under Rule 14a-8(i)(7) when the proposals relate to a company's choice of technologies. In *CSX Corp.* (avail. Jan. 24, 2011), the Staff concurred in the exclusion of a proposal that the company develop a kit that would allow CSX to convert the majority of its locomotive fleet to a more efficient system as relating to the company's ordinary business, noting that "[p]roposals that concern a company's choice of technologies for use in its operations are generally excludable under rule 14a-8(i)(7)." Similarly, in *WPS Resources Corp.* (avail. Feb. 16, 2001), the Staff permitted the exclusion of a shareholder proposal requesting, *inter alia*, that the company develop some or all of eight specified plans (including "deploying small-scale cogeneration technologies" to "improve the overall energy efficiency of private and public sector building customers") because the proposal dealt with the company's ordinary business operations—specifically, "the choice of technologies."

In *CSX* and *WPS Resources*, the Staff concurred in the exclusion of proposals that sought to manage each company's "choice of technologies" to increase their energy efficiency. Similarly, the Proposal seeks to manage the Company's choice of technologies (*e.g.*, oilfield injection and hydraulic fracturing) to increase its water efficiency. Accordingly, the Proposal may be excluded pursuant to Rule 14a-8(i)(7) as relating to the Company's ordinary business operations because it seeks to involve shareholders in decisions regarding technologies the Company uses in its resource extraction operations. Decisions as to which technologies are economically viable for the Company to use properly rest with the Company's management, and it would be impracticable for shareholders to decide how to address these issues. These decisions involve operational and business considerations that require the judgment of experienced management and experts. Such matters are properly within the purview of management, which has the necessary skills, knowledge and resources to make informed decisions, and "are so fundamental to management's ability to run [the Company] on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." 1998 Release.

Consistent with the precedent discussed above, the Proposal is excludable under Rule 14a-8(i)(7) because it seeks to regulate the Company's choice of technologies.

B. The Proposal Does Not Focus On A Significant Policy Issue.

While the Staff has found human rights to be a significant policy issue, the Proposal does not involve the specific human rights issues that the Staff has recognized as significant policy issues, such as the persecution of persons based upon their political beliefs, free speech or forced labor. *See, e.g., Yahoo! Inc.* (avail. Apr. 5, 2011) (denying the exclusion of a proposal directing the company to formally adopt specified human rights principles to guide the company's business in "China and other repressive countries" because the proposal related to the "significant policy issue of human rights"). In *Yahoo! Inc.*, the proposal related to human rights abuses that could be facilitated by the sale of information technology and technology products to countries known to use such products as a tool to commit human rights violations. *See also Abercrombie & Fitch Co.* (avail. Apr. 12, 2010) (denying the exclusion of a proposal requesting the board to adopt and implement a code of vendor conduct based on an international standard of workers' rights to decrease incidents of forced and child labor, among other rights abuses, because the proposal related to "the significant policy issue of human rights").

In contrast, the Proposal focuses on the Company's choice of technologies and the resultant impact on the Company's water usage. These are distinct issues from the human rights matters that the Staff has recognized as significant policy issues for purposes of Rule 14a-8(i)(7). *Cf. The Coca-Cola Co.* (avail. Feb. 17, 2010, *recon. denied* Mar. 3, 2010) (concluding that a proposal that raised various environmental concerns regarding bottled water was not a significant policy relating to the environment); *Best Buy Co., Inc.* (avail. Mar. 21, 2008) (concluding that a proposal that requested a report on the company's "sustainable paper purchasing policies" was not a significant policy issue relating to sustainability). While the Proposal states that bodies within the United Nations consider water to be a human right, that does not mean that it is a significant policy issue under Rule 14a-8(i)(7).

Furthermore, the Proposal does not emphasize or focus on human rights issues. Rather, it focuses on the use of water in the production of the Company's products. It also cites several examples of how water is used in the ordinary business operations of energy companies. The Proposal attempts to morph the issue that the Proponent is interested in, namely water usage by energy companies, into the significant policy issue of human rights. However, given the Proposal's focus, it is analogous to the proposals in *Coca-Cola* and *Best Buy* that were excludable because they did not raise a significant policy issue.

While in some cases the Staff has denied no-action relief under Rule 14a-8(i)(7) where the proposals requested, like the Proposal, a policy on the human right to water, *see Intel Corp. (NorthStar Asset Management, Inc.)* (avail. Mar. 13, 2009); *American International Group, Inc.* (avail. Mar. 14, 2008) ("*AIG*"); *PepsiCo, Inc. (NorthStar Asset Management, Inc.)* (Feb. 28, 2008), the Staff did not explain the reasoning for its decisions, and the no-action requests submitted in those instances did not argue that the proposals related to ordinary business by virtue of their focus on choices of technology to develop the company's products. For example, in *Intel*, the company argued that the proposal sought to involve the company in the political or legislative process by endorsing a particular political position. In *AIG* and *PepsiCo*, the companies argued that the proposals implicated risk management of environmental matters.

Here, the Proposal focuses on the Company's choice of technologies to develop its products and thus may be excluded pursuant to Rule 14a-8(i)(7).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(12)(iii) Because It Deals With Substantially The Same Subject Matter As Three Previously Submitted Proposals, And The Most Recently Submitted Of Those Proposals Did Not Receive The Support Necessary For Resubmission.

Under Rule 14a-8(i)(12)(iii), a shareholder proposal dealing with "substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years" may be excluded from the proxy materials "for any meeting held within 3 calendar years of the last time it was included if the proposal received . . . [l]ess than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years."

A. *Overview Of Rule 14a-8(i)(12).*

The Commission has indicated that the condition in Rule 14a-8(i)(12) that the shareholder proposals deal with "substantially the same subject matter" does not mean that the previous proposal(s) and the current proposal must be exactly the same. Although the predecessor to Rule 14a-8(i)(12) required a proposal to be "substantially the same proposal" as prior proposals, the Commission amended this rule in 1983 to permit exclusion of a proposal that "deals with substantially the same subject matter." The Commission explained the reason for and meaning of the revision, stating:

> The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns.

Exchange Act Release No. 20091 (Aug. 16, 1983).

Accordingly, the Staff has confirmed numerous times that Rule 14a-8(i)(12) does not require that the shareholder proposals or their subject matters be identical in order for a company to exclude the later-submitted proposal. When considering whether proposals deal with substantially the same subject matter, the Staff has focused on the "substantive concerns" raised by the proposals rather than on the specific language or corporate action proposed to be taken. Thus, the Staff has concurred with the exclusion of proposals under Rule 14a-8(i)(12) when the proposal in question shares similar underlying social or policy issues with a prior proposal, even if the proposals recommended that the company take different actions. *See Medtronic Inc.* (avail. June 2, 2005) and *Bank of America Corp.* (avail. Feb. 25, 2005) (concurring that proposals requesting that the companies list all of their political and charitable contributions on their websites were excludable as each dealt with substantially the same subject matter as prior proposals requesting that the companies cease making charitable contributions); *Saks Inc.* (avail. Mar. 1, 2004) (concurring that a proposal requesting that the board of directors implement a code of conduct based on International Labor Organization standards, establish an independent monitoring process and annually report on adherence to such code was excludable as it dealt with substantially the same subject matter as a prior proposal requesting a report on the company's vendor labor standards and compliance mechanism).

Similarly, in *Pfizer Inc.* (avail. Feb. 25, 2008), the Staff permitted the exclusion of a proposal requesting a report on the rationale for increasingly exporting the company's animal experimentation to countries that have substandard animal welfare regulations because the proposal dealt with substantially the same subject matter as previous proposals on animal care and testing (including a proposal requesting a report on the feasibility of amending the company's animal care policy to extend to all contract laboratories and a proposal requesting a policy statement committing to the use of *in vitro* tests in place of other specific animal testing methods). The specific actions requested by the proposals in *Pfizer* were widely different—providing a rationale for its use of overseas animal testing facilities as compared to issuing a policy statement regarding the use of alternative test procedures in its research work—but the Staff agreed with the company that the substantive concern underlying all of these proposals was a concern for animal welfare and therefore found the proposal to be excludable. *See also Ford Motor Co.* (avail. Feb. 28, 2007) (proposal requesting that the board institute an executive compensation program that tracks progress in improving fuel efficiency of the company's new vehicles excludable as involving substantially the same subject matter as a prior proposal on linking a significant portion of executive compensation to progress in reducing greenhouse gas emissions from the company's new vehicles); *Bristol-Myers Squibb Co.* (avail. Feb. 11, 2004) (proposal requesting that the board review pricing and marketing policies and prepare a report on how the company will respond to pressure to increase access to prescription drugs excludable as involving substantially the same subject matter as prior proposals requesting the creation and implementation of a policy of price restraint on pharmaceutical products); *Eastman Chemical Co.* (avail. Feb. 28, 1997) (proposal requesting a report on the legal issues related to the supply of raw materials to tobacco companies excludable as involving substantially the same subject matter as a prior proposal requesting that the company divest a product line that produced materials used to manufacture cigarette filters).

In addition, the Staff has concurred in the exclusion of proposals despite the proposals differing in scope from the prior proposals to which they have been compared under Rule 14a-8(i)(12). *See Dow Jones & Co., Inc.* (avail. Dec. 17, 2004) (concurring that a proposal requesting that the company publish information relating to its process for donations to a particular non-profit organization was excludable as it dealt with substantially the same subject matter as a prior proposal requesting an explanation of the procedures governing all charitable donations); *General Motors Corp.* (avail. Mar. 18, 1999) (concurring that a proposal regarding goods or services that utilize slave or forced labor in China was excludable because it dealt with the same subject matter as previous proposals that would have applied to the Soviet Union as well as China).

B. The Proposal Deals With Substantially The Same Subject Matter As At Least Three Proposals That Were Previously Included In The Company's Proxy Materials Within The Preceding Five Calendar Years.

The Company has within the past five years included in its proxy materials at least three shareholder proposals regarding the impact of the Company's operations on water:

- The Company included a shareholder proposal submitted by the Proponent in its 2011 proxy materials, filed on April 13, 2011 (the "2011 Proposal," attached as Exhibit B), that requested that the Board "create a comprehensive policy articulating our company's respect for and commitment to the human right to water."

- The Company included a shareholder proposal submitted by the Proponent in its 2010 proxy materials, filed on April 13, 2010 (the "2010 Proposal," attached as Exhibit C), that requested that the Board "create a comprehensive policy articulating our company's respect for and commitment to the human right to water."

- The Company included a shareholder proposal in its 2008 proxy materials, filed on April 10, 2008 (the "2008 Proposal," attached as Exhibit D), that requested that the Board "report . . . on how the corporation ensures that it is accountable for its environmental impacts in all of the communities where it operates," including "how the corporation makes available reports regarding its emissions and environmental impacts on land, water, and soil – both within its permits and emergency emissions – to members of the communities where it operates," "how the corporation integrates community environmental accountability into its current code of conduct and ongoing business practices" and "the extent to which

> the corporation's activities have negative health effects on individuals living in economically-poor communities."

The Proposal deals with substantially the same subject matter—the impact of the Company's operations on water—as the 2011 Proposal, 2010 Proposal and 2008 Proposal (collectively, the "Previous Proposals"). The resolved clauses of the 2011 Proposal and 2010 Proposal are identical to the Proposal. The resolved clause of the 2008 Proposal is similar as well, albeit with more specificity (*e.g.*, looking at the Company's environmental impact, how the Company integrates community environmental accountability into its business practices and the extent to which the Company's operations have negative health consequences in poor communities) and a broader scope (*e.g.*, looking at environmental impacts on land and soil in addition to water). While the Proposal requests that the Board "create a comprehensive policy articulating our company's respect for and commitment to the human right to water," the 2008 Proposal requests that the Board report on how the Company is "accountable for its environmental impacts in all of the communities where it operates," including the "environmental impacts on . . . water." The supporting statements of the Proposal and the Previous Proposals indicate the substantial similarity between the Proposal and the Previous Proposals. The supporting statement of the Proposal discusses the impact that the Company's activities have on water. The supporting statements in the 2011 Proposal and 2010 Proposal also disclose potential risks of the Company's activity in relation to water. Similarly, the 2008 Proposal's supporting statement discusses the effects of the Company's operations in relation to water, and it criticizes corporations' impact on the environment overall, which, as noted above, the 2008 Proposal defines as including water.

The fact that the 2008 Proposal discusses the environmental impact of the Company's operations in relation to land and air in addition to water does not preclude no-action relief. The potential impact of the Company's activities in relation to water is a focus of the 2008 Proposal, not only insofar as water is listed in the 2008 Proposal as a component of the environment but also as related to human use and consumption. This is evident in the supporting statement of the 2008 Proposal, which asserts that corporations have a "moral responsibility to be accountable for their environmental impacts" and "direct effects on the communities that host their facilities." The supporting statement of the 2008 Proposal also discusses potential adverse health effects of Company activity and water contamination caused by refineries, concerns that the Proposal's supporting statement also covers. As illustrated by the *Dow Jones* and *General Motors* precedent cited above, the Staff has concurred in the exclusion of shareholder proposals that varied in scope from previously submitted proposals. Thus, the fact that the 2008 Proposal covered land and air in addition to water while the Proposal covers only water does not preclude no-action relief.

Similarly, the fact that the 2008 Proposal addressed information to be included in a report, while the Proposal seeks a policy on water, does not preclude no-action relief. The Staff has, on repeated occasions, permitted the exclusion under Rule 14a-8(i)(12) of shareholder proposals that requested reports or the establishment of committees on related topics even though the specific information to be covered by each report varied. Notably, in *Bank of America Corp.* (avail. Dec. 22, 2008), the Staff concurred in excluding a shareholder proposal pursuant to Rule 14a-8(i)(12) because the proposal addressed substantially the same subject matter as two previous proposals, although the later proposal specified additional and different detail to be covered by the requested report. In *Bank of America*, the 2005 and 2006 proposals requested an annual report detailing the date and amount of the company's direct and indirect political and related contributions and the recipient of each contribution, and the 2008 proposal requested a semi-annual report disclosing an accounting of political contributions and expenditures, identification of the persons participating in the decision to make the contributions and expenditures and any internal policies governing political contributions and expenditures. Despite the fact that the requested reports were different in subject or frequency, the Staff concurred that they involved substantially the same subject matter and thus were excludable under Rule 14a-8(i)(12).

Notably, each of the Proposal and the Previous Proposals relates to the common concern of the impact of the Company's operations on water and asks the Company to take responsibility for these impacts. Like in *Bank of America,* while the requested actions and scope varies between the Proposal and the Previous Proposals, the substantive concerns are the same.

C. *The Proposal Included In The Company's 2011 Proxy Materials Did Not Receive The Shareholder Support Necessary To Permit Resubmission.*

In addition to requiring that the proposals address the same substantive concern, Rule 14a-8(i)(12) sets thresholds with respect to the percentage of shareholder votes cast in favor of the last proposal submitted and included in the Company's proxy materials. As evidenced in the Company's Form 8-K filed on May 31, 2011, which states the voting results for the Company's 2011 Annual Meeting of Shareholders and is attached as Exhibit E, the 2011 Proposal received 6.95% of the vote at the Company's 2011 Annual Meeting of Shareholders.[1] Thus, the 2011 Proposal failed to meet the required 10% threshold at the 2011 meeting, so the Proposal is excludable under Rule 14a-8(i)(12)(iii).

[1] The 2011 Proposal received 2,450,745,370 "against" votes and 182,936,514 "for" votes. Abstentions and broker non-votes were not included for purposes of this calculation. *See* Staff Legal Bulletin No. 14, Question F.4 (July 13, 2001).

For the foregoing reasons, the Company may exclude the Proposal from its 2012 Proxy Materials under Rule 14a-8(i)(12)(iii).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2012 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (972) 444-1478 or Elizabeth A. Ising of Gibson, Dunn & Crutcher LLP at (202) 955-8287.

Sincerely,

James E. Parsons
Coordinator
Corporate Securities & Finance

Enclosures

cc: Elizabeth A. Ising, Gibson, Dunn & Crutcher LLP
Julie N.W. Goodridge, NorthStar Asset Management, Inc.

101217103.6

EXHIBIT A

RECEIVED
DEC 7 2011
S.M. DERKACZ

NORTHSTAR ASSET MANAGEMENT INC.

SOCIALLY RESPONSIBLE PORTFOLIO MANAGEMENT

December 6, 2011

RECEIVED
DEC 7 2011
D. S. ROSENTHAL

David S. Rosenthal
Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Rosenthal:

Although we recognize the innovative steps Exxon Mobil has taken to reduce water consumption, we are concerned about the Company's water usage in communities with diminishing access to clean, safe water for all. With the water crisis ever increasing, we want to ensure that our Company has a comprehensive viewpoint with respect to water.

Therefore as the beneficial owner, as defined under Rule 13(d)-3 of the General Rules and Regulations under the Securities Act of 1934, of more than $2,000 worth of shares of Exxon Mobil common stock held for more than one year, NorthStar Asset Management, Inc. is submitting for inclusion in the next proxy statement, in accordance with Rule 14a-8 of the General Rules, the enclosed shareholder proposal. The proposal requests that the Board of Directors adopt a policy on the human right to water.

As required by Rule 14a-8, NorthStar Asset Management has held these shares for more than one year and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting. Proof of ownership will be provided upon request. I or my appointed representative will be present at the annual meeting to introduce the proposal.

A commitment from Exxon Mobil to create a human right to water policy will allow this resolution to be withdrawn. We believe that this proposal is in the best interest of our Company and its shareholders.

Sincerely,

Julie N.W. Goodridge
President

Encl.: shareholder resolution (2 pages)

PO BOX 301840 BOSTON MASSACHUSETTS 02130 TEL 617 522-2635 FAX 617 522-3165

Policy on the human right to water

Whereas water is a key resource used in production of our Company's products, therefore water quality and quantity are vital for ExxonMobil's success;

Through oilfield injection, oil extraction uses nearly 60 million gallons of water annually in the Canadian province of Alberta alone. This water is not returned to the local community and is ultimately unusable for other purposes;

The EPA reports that US oil refineries use 1 to 2 billion gallons of water daily (up to 730 billion gallons annually) to produce fuel (USDOE, 2006);

More than 1,000 cases of groundwater contamination due to hydraulic fracturing have been documented by courts and state and local governments in Colorado, New Mexico, Alabama, Ohio and Pennsylvania (ProPublica. "Buried Secrets: Is Natural Gas Drilling Endangering U.S. Water Supplies?");

The Great Lakes provide drinking water to tens of millions of Americans and Canadians, yet increased interest in oil drilling in the Great Lakes threatens ecosystem destruction and contamination of drinking water supplies (Boston College Environmental Affairs Law Review);

Hundreds of thousands of abandoned oil wells in the United States of America have the potential of leaking contaminated wastewater to drinking water sources, as has already happened in Fort Knox, Kentucky. Similar problems have occurred in Ohio, Michigan, Texas, New York, and Colorado.

Over-consuming and contaminating community groundwater risks violating the human right to water that the UN Committee on Economic, Social and Cultural Rights defines as all people's right to safe, sufficient, acceptable, physically accessible and affordable water for personal and domestic use;

On September 30, 2010, the UN Human Rights Council adopted by consensus a resolution affirming that water and sanitation are human rights;

UN Special Rapporteur Catarina de Albuquerque explains that "the right to water and sanitation is a human right, equal to all other human rights, which implies that it is justiciable and enforceable." The United States joined the consensus in voting for this resolution;

We believe that global corporations operating without strong human rights and environmental policies face serious risks to their reputation and share value if they are seen to be responsible for or complicit in human rights violations, including the human right to water;

Significant commercial advantages may accrue to our Company by creating a comprehensive human right to water policy, including enhanced corporate reputation, improved community and stakeholder relations, and reduced risk of adverse publicity, consumer boycotts, divestment campaigns, and lawsuits;

RESOLVED, the shareholders request the Board of Directors to create a comprehensive policy articulating our company's respect for and commitment to the human right to water.

SUPPORTING STATEMENT

Proponents believe the policy should elucidate ExxonMobil's commitment to ensuring sustainable access to water resources, entitling everyone to sufficient, safe, acceptable, physically accessible and affordable water while operating our business in global communities.

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039

Robert A. Luettgen
Assistant Secretary

December 12, 2011

ExxonMobil

VIA UPS – OVERNIGHT DELIVERY

Ms. Julie N. W. Goodridge
President
NorthStar Asset Management Inc.
43 St. John Street, Floor 2
Jamaica Plain, MA 02130

Dear Ms. Goodridge:

This will acknowledge receipt of the proposal concerning a policy on water, which you have submitted on behalf of NorthStar Asset Management, Inc. (the "Proponent") in connection with ExxonMobil's 2012 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

In order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a proponent to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Proponent does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the Proponent has satisfied these ownership requirements. To remedy this defect, the Proponent must submit sufficient proof that these eligibility requirements are met.

As explained in Rule 14a-8(b)(2)(i), sufficient proof may be in the form of a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that, as of the date the proposal was submitted (December 6, 2011), the Proponent continuously held the requisite number of ExxonMobil shares for at least one year.

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Such brokers and banks are often referred to as "participants" in DTC. In Staff Legal Bulletin No. 14F (October 18, 2011) (copy enclosed), the SEC staff has taken the view that only DTC participants should be viewed as "record" holders of securities that are deposited with DTC.

The Proponent can confirm whether its broker or bank is a DTC participant by asking its broker or bank or by checking the listing of current DTC participants, which is available on the internet at: http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

- If the Proponent's broker or bank is a DTC participant, then the Proponent needs to submit a written statement from its broker or bank verifying that, as of the date the proposal was submitted, the Proponent continuously held the requisite number of ExxonMobil shares for at least one year.

- If the Proponent's broker or bank is not a DTC participant, then the Proponent needs to submit proof of ownership from the DTC participant through which the securities are held verifying that, as of the date the proposal was submitted, the Proponent continuously held the requisite number of ExxonMobil shares for at least one year. The Proponent should be able to find out who this DTC participant is by asking the Proponent's broker or bank. If the Proponent's broker is an introducing broker, the Proponent may also be able to learn the identity and telephone number of the DTC participant through the Proponent's account statements, because the clearing broker identified on the Proponent's account statements will generally be a DTC participant. If the DTC participant that holds the Proponent's shares knows the Proponent's broker's or bank's holdings, but does not know the Proponent's holdings, the Proponent needs to satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the Proponent's broker or bank confirming the Proponent's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

Alternatively, if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Proponent's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, the Proponent can demonstrate eligibility to submit a shareholder proposal in accordance with Rule 14a-8(b)(ii) by providing a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the requisite number of ExxonMobil shares for the one-year period.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1505, or by email to proxy@exxonmobil.com.

You should note that, if the proposal is not withdrawn or excluded, the Proponent or his representative, who is qualified under New Jersey law to present the proposal on the Proponent's behalf, must attend the annual meeting in person to present the proposal. Under New Jersey law, only shareholders or their duly constituted proxies are entitled as a matter of right to attend the meeting.

If you intend for a representative to present your proposal, you must provide documentation signed by you that specifically identifies your intended representative by name and specifically authorizes the representative to act as your proxy at the annual meeting. To be a valid proxy entitled to attend the annual meeting, your representative must have the authority to vote your shares at the meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. Your authorized representative should also bring an original signed copy of the proxy documentation to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on your behalf prior to the start of the meeting.

In the event there are co-filers for this proposal and in light of the SEC staff legal bulletin 14F dealing with co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all co-filers, including with respect to any potential negotiated withdrawal of the proposal. Unless the lead filer can represent that it holds such authority on behalf of all co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will now distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and any co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the proposal is subject to a no-action request.

We are interested in continuing our discussion on this proposal and will contact you in the near future.

Sincerely,

RAL/ljg

Enclosures

NORTHSTAR ASSET MANAGEMENT INC

SOCIALLY RESPONSIBLE PORTFOLIO MANAGEMENT

December 14, 2011

SHAREHOLDER PROPOSAL

DEC 15 2011

NO. OF SHARES____________
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

Robert A. Luettgen
Assistant Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

Dear Mr. Luettgen:

Thank you for your letter in response to our shareholder proposal filed on December 6, 2011. Enclosed, please find a letter from our brokerage, Morgan Stanley Smith Barney (a DTC participant), verifying that NorthStar Asset Management has held the requisite amount of stock in Exxon Mobil for more than one year prior to filing the shareholder proposal. As previously stated, we intend to continue to hold these shares through the next shareholder meeting.

Should you need anything further, do not hesitate to contact me at mschwartzer@northstarasset.com. Thank you in advance for your attention to this matter.

Sincerely,

Mari Schwartzer

Mari C. Schwartzer
Coordinator of Shareholder Advocacy

PO BOX 301840 BOSTON MASSACHUSETTS 02130 TEL 617 522-2635 FAX 617 522-3165

35 Village Road, Suite 601
PO Box 766
Middleton, MA 01949
tel 978 739 9600
fax 978 739 9650
toll free 800 730 3326

MorganStanley
SmithBarney

December 13, 2011

David S. Rosenthal
Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Rosenthal:

Morgan Stanley Smith Barney, a DTC participant, acts as the custodian for NorthStar Asset Management, Inc. As of December 6, 2011 NorthStar Asset Management held 1,450 shares of Exxon Mobil common stock valued at $117,189.00 in the following Morgan Stanley Smith Barney client accounts: FISMA & OMB Memorandum M-07-16 Morgan Stanley Smith Barney has continuously held these shares on behalf of NorthStar Asset Management since December 6, 2010 and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting.

Sincerely,

Donna Colahan
Vice President
Chartered Long Term Care Specialist
Chartered Retirement Plan Specialist
Financial Advisor
The Colahan//Calderara Group
Morgan Stanley Smith Barney LLC

EXHIBIT B

Table of Contents

NOTICE OF 2011
ANNUAL MEETING
AND PROXY STATEMENT

ExxonMobil

April 13, 2011

Dear Shareholder:

We invite you to attend the annual meeting of shareholders on Wednesday, May 25, 2011, at the Morton H. Meyerson Symphony Center, 2301 Flora Street, Dallas, Texas 75201. The meeting will begin promptly at 9:00 a.m., Central Time. At the meeting, you will hear a report on our business and vote on the following items:

- Election of directors;
- Ratification of PricewaterhouseCoopers LLP as independent auditors;
- Advisory votes on executive compensation and on the frequency of future advisory votes on executive compensation as required by law;
- Eight shareholder proposals contained in this proxy statement; and,
- Other matters if properly raised.

Only shareholders of record on April 6, 2011, or their proxy holders may vote at the meeting. Attendance at the meeting is limited to shareholders or their proxy holders and ExxonMobil guests. Only shareholders or their valid proxy holders may address the meeting.

This booklet includes the formal notice of the meeting and proxy statement. The proxy statement tells you about the agenda, procedures, and rules of conduct for the meeting. It also describes how the Board operates, gives information about our director candidates, and provides information about the other items of business to be conducted at the meeting.

Financial information is provided separately in the booklet, 2010 Financial Statements and Supplemental Information, enclosed with proxy materials available to all shareholders.

Even if you own only a few shares, we want your shares to be represented at the meeting. You can vote your shares by Internet, toll-free telephone call, or proxy card.

To attend the meeting in person, please follow the instructions on page 3. A live audiocast of the meeting and a report on the meeting will be available on our Web site at *exxonmobil.com*.

Sincerely,

David S. Rosenthal
Secretary

Rex W. Tillerson
Chairman of the Board

The Board recommends you vote AGAINST this proposal for the following reasons:

ExxonMobil is committed to having a workplace that facilitates the maximum contribution from all of our employees. While there are many factors that are important to creating this type of environment, one of the most significant is having a workplace that is free from any form of harassment or discrimination.

The Board has reviewed in detail ExxonMobil's existing global policies that prohibit all forms of discrimination, including those based on sexual orientation and gender identity, in any Company workplace, anywhere in the world. In fact, ExxonMobil's policies go beyond the law and prohibit any form of discrimination. Based on these existing all-inclusive, zero-tolerance policies, the Board believes the proposal is unnecessary.

The Corporation's Equal Employment Opportunity (EEO) and Harassment in the Workplace policies, which are included in the *Standards of Business Conduct* (*Standards*), constitute the foundational documents of our employment nondiscrimination policies. The EEO communication initiatives, training programs, and investigating and stewardship processes explicitly state that any form of discrimination or harassment in the workplace based on sexual orientation will not be tolerated, and more broadly, that no form of discrimination or harassment in the workplace will be tolerated. It is these elements, as a totality, that constitute ExxonMobil's policies.

As stated in the EEO portion of the *Standards*, the Corporation administers its personnel policies, programs, and practices in a nondiscriminatory manner in all aspects of the employment relationship, including recruitment, hiring, work assignment, promotion, transfer, termination, wage and salary administration, and selection for training. ExxonMobil is a meritocracy, with programs and policies designed to employ the best people, recognize and reward superior job performance, and to create an environment in which employees can maximize their contributions and reach their full potential. A discrimination-free environment is essential to meet these objectives.

Where we operate in countries in which the national laws require specific language regarding nondiscrimination based on sexual orientation or gender identity be included in policies, we have amended our policies as appropriate.

A written statement by our Chairman regarding ExxonMobil's commitment to nondiscrimination, including that based on sexual orientation, is widely accessible to all employees on the Company intranet, and we provide training programs for new employees and refresher courses for existing employees. The harassment training material included in our *Working Together* booklet includes examples and references specifically based on sexual orientation. As a part of our ongoing policy compliance stewardship, ExxonMobil also has annual reporting and compliance procedures, which include a letter to all senior managers emphasizing their responsibilities regarding maintaining work environments free from harassment and discrimination.

ITEM 8 – POLICY ON WATER

This proposal was submitted by NorthStar Asset Management, 43 St. John Street, Jamaica Plain, MA 02130.

"Policy on the human right to water

WHEREAS, water is a key resource used in production of our Company's product, and therefore water quality and quantity is vital for ExxonMobil's success;

Through oilfield injection, oil extraction uses nearly 60 million gallons of water annually in the Canadian province of Alberta alone. This water is not returned to the local community and is ultimately unusable for other purposes;

The EPA reports that US oil refineries use 1 to 2 billion gallons of water daily (up to 730 billion gallons annually) to produce fuel (USDOE, 2006);

Over-consuming and depleting community groundwater risks violating the human right to water that the UN Committee on Economic, Social and Cultural Rights defines as all people's right to safe, sufficient, acceptable, physically accessible and affordable water for personal and domestic use;

Whereas, ExxonMobil is a transnational corporation, and in 2003 the UN Commission on Human Rights issued a report on the scope of the human rights obligations which clearly states that 'transnational corporations . . . are also obligated to respect generally recognized responsibilities and norms contained in United Nations treaties and other international instruments.' On July 26th, 2010, the UN General Assembly, ratified by a vote of 122 for, zero against, and 41 abstentions, 'declare[d] the right to safe and clean drinking water and sanitation as a human right that is essential for the full enjoyment of life and all human rights;'

We believe that it is the obligation of our Company to adhere to the UN's declaration in General Comment 15 which describes that 'the human right to water entitles everyone to sufficient, safe, acceptable, physically accessible and affordable water.' The best way for us to ensure sustainable access to water resources is through a comprehensive company policy on the human right to water, using General Comment 15 as a sound model;

We believe that global corporations operating without strong human rights and environmental policies face serious risks to their reputation and share value if they are seen to be responsible for or complicit in human rights violations, specifically the violation or erosion of the human right to water;

Significant commercial advantages may accrue to our Company by adopting a comprehensive human right to water policy, including enhanced corporate reputation, improved employee recruitment and retention, improved community and stakeholder relations, and reduced risk of adverse publicity, consumer boycotts, divestment campaigns, and lawsuits;

RESOLVED, the shareholders request the Board of Directors to create a comprehensive policy articulating our company's respect for and commitment to the human right to water.

SUPPORTING STATEMENT

Proponents believe the policy should elucidate ExxonMobil's commitment to ensuring sustainable access to water resources, entitling everyone to sufficient, safe, acceptable, physically accessible and affordable water while operating our business in global communities."

The Board recommends you vote AGAINST this proposal for the following reasons:

ExxonMobil has a responsibility to surrounding communities and the environment for managing our freshwater use in a sustainable manner and to respect human rights. We have sound policies and processes in place, as a part of our *Standards of Business Conduct*, which address the water and human rights issues. Therefore, the Board believes a specific policy on water and human rights is unnecessary.

ExxonMobil is committed to operating in a way that protects the environment and takes into account the economic and social needs of the communities where we operate. Our Environmental Policy commits us to continuous efforts to improve environmental performance, and requires our facilities to be designed, operated, and managed with the goal of preventing incidents and reducing adverse impacts to the environment and society, including impacts to society of our freshwater use.

ExxonMobil assesses its current and planned activities to identify where freshwater may become a scarce resource, to understand better our freshwater use patterns, and to assess opportunities to reduce our use. We seek opportunities to reduce freshwater consumption, especially in areas of freshwater scarcity.

For example, our Singapore chemical plant expansion includes innovative wastewater treatment technology that increases re-use, thereby reducing water use by about 2 million cubic meters per year compared to conventional technology. Also, Imperial Oil's (an ExxonMobil affiliate) Cold Lake operation recycles about 95 percent of the water produced during oil recovery operations, resulting in a significant reduction in freshwater consumption.

EXHIBIT C

Table of Contents

NOTICE OF 2010
ANNUAL MEETING
AND PROXY STATEMENT

ExxonMobil

April 13, 2010

Dear Shareholder:

We invite you to attend the annual meeting of shareholders on Wednesday, May 26, 2010, at the Morton H. Meyerson Symphony Center, 2301 Flora Street, Dallas, Texas 75201. The meeting will begin promptly at 9:00 a.m., Central Time. At the meeting, you will hear a report on our business and vote on the following items:

- Election of directors;
- Ratification of PricewaterhouseCoopers LLP as independent auditors;
- Eleven shareholder proposals contained in this proxy statement; and,
- Other matters if properly raised.

Only shareholders of record on April 6, 2010, or their proxy holders may vote at the meeting. Attendance at the meeting is limited to shareholders or their proxy holders and ExxonMobil guests. Only shareholders or their valid proxy holders may address the meeting.

This booklet includes the formal notice of the meeting, proxy statement, and financial statements. The proxy statement tells you about the agenda, procedures, and rules of conduct for the meeting. It also describes how the Board operates, gives information about our director candidates, and provides information about the other items of business to be conducted at the meeting.

Even if you own only a few shares, we want your shares to be represented at the meeting. You can vote your shares by Internet, toll-free telephone call, or proxy card.

To attend the meeting in person, please follow the instructions on page 3. A live audiocast of the meeting and a report on the meeting will be available on our Web site at *exxonmobil.com.*

Sincerely,

David S. Rosenthal
Secretary

Rex W. Tillerson
Chairman of the Board

As stated in the EEO portion of the *Standards*, the Corporation administers its personnel policies, programs, and practices in a nondiscriminatory manner in all aspects of the employment relationship, including recruitment, hiring, work assignment, promotion, transfer, termination, wage and salary administration, and selection for training. ExxonMobil is a meritocracy, with programs and policies designed to employ the best people, recognize and reward superior job performance, and to create an environment in which employees can maximize their contributions and reach their full potential. A discrimination-free environment is essential to meet these objectives.

Where we operate in countries in which the national laws require specific language regarding nondiscrimination based on sexual orientation or gender identity be included in policies, we have amended our policies as appropriate.

A written statement by our Chairman regarding ExxonMobil's commitment to nondiscrimination, including that based on sexual orientation, is widely accessible to all employees on the Company intranet, and we provide training programs for new employees and refresher courses for existing employees. The harassment training material included in our *Working Together* booklet includes an example specifically based on sexual orientation. As a part of our ongoing policy compliance stewardship, ExxonMobil also has annual reporting and compliance procedures, which include a letter to all senior managers emphasizing their responsibilities regarding maintaining work environments free from harassment and discrimination.

ITEM 7 – POLICY ON WATER

This proposal was submitted by NorthStar Asset Management, 43 St. John Street, Jamaica Plain, MA 02130, as lead proponent of a filing group.

"Policy on the human right to water

WHEREAS, water is a key resource used in production of our Company's product, and therefore water quality and quantity is vital for ExxonMobil's success;

Through oilfield injection, oil extraction uses nearly 60 million gallons of water annually in the Canadian province of Alberta alone. This water is not returned to the local community and is ultimately unusable for other purposes;

The EPA reports that US oil refineries use 1 to 2 million gallons of water daily (up to 730 million gallons annually) to produce fuel;

Over-consuming and depleting community groundwater is a direct violation of the human right to water that the UN Committee on Economic, Social and Cultural Rights defines as all people's right to safe, sufficient, acceptable, physically accessible and affordable water for personal and domestic use;

In 2003, the UN Commission on Human Rights issued a report on the scope of the human rights obligations which clearly states that 'transnational corporations and other business enterprises, their officers and persons working for them are also obligated to respect generally recognized responsibilities and norms contained in United Nations treaties and other international instruments.' Regarding equitable access to safe drinking water and sanitation, this report means that the responsibility for ensuring this level of access is not only on governments, but also on private water providers and corporations that utilize water resources;

Our Corporate Citizenship Report touts our Company's commitment 'actively promot[ing] respect for human rights, which is essential for helping to create a stable business environment;'

We believe that it is the obligation of our Company to adhere to the UN's declaration in General Comment 15 which describes that 'the human right to water entitles everyone to sufficient, safe, acceptable, physically accessible and affordable water.' The best way for us to 'ensur[e] sustainable access to water resources' is through a comprehensive company policy on the human right to water, using General Comment 15 as a sound and appropriate model;

We believe that global corporations operating without strong human rights and environmental policies face serious risks to their reputation and share value if they are seen to be responsible for or complicit in human rights violations, specifically the violation or erosion of the human right to water;

We believe that significant commercial advantages may accrue to our company by adopting a comprehensive human right to water policy, including enhanced corporate reputation, improved employee recruitment and retention, improved community and stakeholder relations, and reduced risk of adverse publicity, consumer boycotts, divestment campaigns, and lawsuits;

BE IT RESOLVED that the shareholders request the Board of Directors to create a comprehensive policy articulating our company's respect for and commitment to the human right to water.

SUPPORTING STATEMENT

Proponents believe the policy should elucidate ExxonMobil's commitment to ensuring sustainable access to water resources, entitling everyone to sufficient, safe, acceptable, physically accessible and affordable water while operating our business in global communities."

The Board recommends you vote AGAINST this proposal for the following reasons:

The Board agrees ExxonMobil has a responsibility to surrounding communities and the environment for managing our freshwater use in a sustainable manner, and to respect human rights. The Board believes ExxonMobil already has sound policies and processes in place, as part of our *Standards of Business Conduct*, which address the water and human rights issue. Therefore, a specific policy on water and human rights is unnecessary.

ExxonMobil is committed to operating in a way that protects the environment and takes into account the economic and social needs of the communities where we operate. Our environmental policy commits us to continuous efforts to improve environmental performance; and requires our facilities to be designed, operated, and managed with the goal of preventing incidents and reducing adverse impacts to the environment and society, including impacts to society of our freshwater use.

To address the growing global concern for freshwater quality and availability, we continue to assess our current and planned activities to identify where freshwater may become a scarce resource, to better understand our freshwater use patterns, and to assess opportunities to reduce our use. This includes analysis of the social and economic impact of our new projects. For example, at our Singapore chemical plant expansion, we are installing innovative wastewater treatment technology which increases re-use, thereby reducing our water use by about 2 million cubic meters per year compared to conventional technology.

Recognizing that water is essential in oil and gas production and processing, ExxonMobil tracks and manages freshwater use. We seek opportunities in our operations to reduce freshwater consumption, especially in areas of freshwater scarcity. For example, Imperial Oil's (an ExxonMobil affiliate) Cold Lake operation has made process improvements to recycle about 95 percent of the water produced during oil recovery operations, resulting in a significant reduction in freshwater consumption.

ExxonMobil operations integrate water improvement targets in their Environmental Business Planning efforts. These Environmental Business Plans drive technological and operational innovations, as well as strategic community investments to enhance freshwater use efficiency and reduce freshwater quality deterioration.

ITEM 8 – WETLANDS RESTORATION POLICY

This proposal was submitted by the Presbyterian Church (USA) Pension Plan, 100 Witherspoon Street, Louisville, KY 40202, as lead proponent of a filing group.

EXHIBIT D

NOTICE OF 2008 ANNUAL MEETING AND PROXY STATEMENT

ExxonMobil

April 10, 2008

Dear Shareholder:

We invite you to attend the annual meeting of shareholders on Wednesday, May 28, 2008, at the Morton H. Meyerson Symphony Center, 2301 Flora Street, Dallas, Texas 75201. The meeting will begin promptly at 9:00 a.m., Central Time. At the meeting, you will hear a report on our business and vote on the following items:

- Election of directors;
- Ratification of independent auditors;
- Seventeen shareholder proposals; and,
- Other matters if properly raised.

Only shareholders of record on April 4, 2008, or their proxy holders may vote at the meeting. Attendance at the meeting is limited to shareholders or their proxy holders and ExxonMobil's guests. Only shareholders or their valid proxy holders may address the meeting.

This booklet includes the formal notice of the meeting, proxy statement, and financial statements. The proxy statement tells you about the agenda, procedures, and rules of conduct for the meeting. It also describes how the Board operates, gives information about our director candidates, and provides information about the other items of business to be conducted at the meeting.

Even if you own only a few shares, we want your shares to be represented at the meeting. You can vote your shares by Internet, toll-free telephone call, or proxy card.

To attend the meeting in person, please follow the instructions on page 3. A live audiocast of the meeting and a report on the meeting will be available on our Web site at *exxonmobil.com*.

Sincerely,

Henry H. Hubble
Secretary

Rex W. Tillerson
Chairman of the Board

Table of Contents

Index to Financial Statements

managers emphasizing their responsibilities regarding maintaining work environments free from harassment and discrimination.

ITEM 13 – COMMUNITY ENVIRONMENTAL IMPACT

This proposal was submitted by The Episcopal Church, 815 Second Avenue, New York, NY 10017, as lead proponent of a filing group.

"Resolved:

Shareholders request that the Board of Directors report, at reasonable cost and omitting proprietary information, on how the corporation ensures that it is accountable for its environmental impacts in all of the communities where it operates. The report should contain the following information:

1. how the corporation makes available reports regarding its emissions and environmental impacts on land, water, and soil – both within its permits and emergency emissions – to members of the communities where it operates;
2. how the corporation integrates community environmental accountability into its current code of conduct and ongoing business practices; and
3. the extent to which the corporation's activities have negative health effects on individuals living in economically-poor communities.

Supporting statement

ExxonMobil ranks 6th on a list of worst U.S. corporate polluters in terms of the amount and toxicity of pollution, and the numbers of people exposed to it (based on 2002 toxics data). http://www.peri.umass.edu/Toxic-100-Table.265.0.html

Most of this pollution is from ExxonMobil's refinery operations. ExxonMobil's refinery in Baton Rouge, LA, is the second largest emitter of toxic pollutants among all U.S. EPA regulated refineries. Its Joliet, IL, refinery is the largest source of toxic air and water emissions in that state.

ExxonMobil has come under scrutiny for a January 2006 release of process gas from its Baytown, TX, refinery (*Houston Chronicle* 3/26/06) and for lax security at its Chalmette, LA, refinery where enough hydrofluoric acid is stored to put the population of New Orleans at risk. (*NY Times* 5/22/05)

In October 2005, ExxonMobil agreed to pay $571 million to install pollution control technologies at seven of its refineries in settlement of EPA claims of federal Clean Air Act violations. ExxonMobil was also required to pay $8.7 in fines and $9.7 million on supplemental environmental projects.

Refineries account for 5 percent of the country's dangerous air pollution. As a former EPA official explained, refinery pollution affects local communities more than power plants because it is released from short smokestacks and does not dissipate readily. 'People are living cheek by jowl with refinery pollution.' (Washington Post 1/28/05) http://www.washingtonpost.com/wp-dyn/articles/A43014-005Jan27.html?referrer=email

Corporations have a moral responsibility to be accountable for their environmental impacts – not just effects on the entire ecosystem, but also direct effects on the communities that host their facilities. Communities are often the forgotten stakeholders in terms of corporate activities and impact. No corporation can operate without the resources that local communities provide, but it is often these communities that bear the brunt of corporate activities.

Also of concern to proponents are the effects of corporate activities on low-income areas and communities of color. Several of the 'fence-line communities' near ExxonMobil's refineries are African American. One study has found that facilities like oil refineries operated in largely African-American counties may 'pose greater risk of accident and injury than those in counties with fewer African-Americans.' *Environmental Justice: Frequency and Severity of U.S. Chemical Industry Accidents and the*

Socio-economic Status of Surrounding Communities, 58 Journal of Epidemiology and Community Health, 24-30 (2004)."

The Board recommends you vote AGAINST this proposal for the following reasons:

ExxonMobil is committed to operating in an environmentally responsible manner in every place we do business. The Corporation communicates with shareholders and the public about our environmental performance through the *Corporate Citizenship Report* (*CCR*), national reporting systems, and site-based communication processes. The Board believes the additional report requested by this proposal would be duplicative to information already available to the public.

ExxonMobil's Environmental Policy clearly states the Company will comply with all applicable laws and regulations and apply responsible standards where laws do not exist. Assessments of performance are conducted at each site via the Operations Integrity Management System, which includes environmental performance expectations and is fully compliant with the International Organization for Standardization's standard for environmental management systems (ISO 14001).

ExxonMobil has had detailed guidelines in place since 1998 for the assessment of environmental aspects and mitigation of potential impacts. In 2007, the Company revised this Environmental Aspects Guideline to enable more comprehensive identification and risk-based assessments of environmental impacts. These assessments provide input to our Environmental Business Plans, which are utilized by all sites to systematically identify key environmental drivers, set targets in key focus areas, and identify projects and actions to achieve those targets.

For example, we have reduced our air emissions such as sulfur dioxide, nitrogen oxides (NOx), and volatile organic compounds (VOC) by 11 to 20 percent from 2003 to 2006. In addition, since the launch of our Global Energy Management System in 2000, we have identified opportunities to improve energy efficiency of our refineries and chemical plants by 15 to 20 percent. More than 50 percent of these opportunities have been captured. For example, through actions taken in 2006 and 2007 we reduced GHG emissions by about 5 million metric tons in 2007, equivalent to removing about one million cars from U.S. roads. In 2007, our Baton Rouge Refinery was presented the EnergyStar Award by the U.S. Environmental Protection Agency in recognition of the facility's industry-leading improvements in energy efficient operations. This refinery has reduced VOCs by 72 percent and NOx by 31 percent compared to 1990, and reduced flaring by 69 percent compared to 2004.

An integral step in assessing and mitigating potential environmental impacts is the ability to accurately monitor emissions. ExxonMobil has been active in the development and application of Leak Detection and Repair, and air and water monitoring technologies enabling significant reductions in fugitive emissions across our operations, such as the 72-percent reduction in fugitive emissions from equipment at the Baton Rouge Refinery since 2000.

ExxonMobil is committed to ongoing engagement with communities in which we operate. The Corporation has implemented globally Best Practices in External Affairs (BPEA), our primary management system for external affairs. BPEA is a strategic planning and management tool that teaches and encourages ExxonMobil affiliates to seek and practice excellence in community relationships at every level. During the life of a project or facility, we meet regularly with community leaders, community associations, and nongovernmental organizations that are interested in our operations. This helps us better understand the viewpoints and concerns of the diverse communities in which we operate, and provides us with an opportunity to share information on operational processes, environmental safeguards, and future plans. At many sites, these relationships have been formalized through Citizen Advisory Panels that meet routinely with facility management.

Through the *CCR*, available on our Web site at *exxonmobil.com/citizenship*, the Company reports on key Environmental Performance Indicators consistent with the published International Petroleum Industry Environmental Conservation Association Guidelines, including air emissions, spills, and hydrocarbon to water. The Company participates in numerous publicly available national reporting systems, such as the European Pollutant Emission Register, U.S. Toxics Release Inventory, and Japanese Pollutant Release and

EXHIBIT E

8-K 1 r8k053111.htm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 25, 2011

Exxon Mobil Corporation
(Exact name of registrant as specified in its charter)

New Jersey	1-2256	13-5409005
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5959 LAS COLINAS BOULEVARD, IRVING, TEXAS 75039-2298
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: **(972) 444-1000**

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

The shareholders voted as set forth below on eight shareholder proposals:

Independent Chairman:

Votes Cast For:	973,856,051	31.3%
Votes Cast Against:	2,134,798,268	68.7%
Abstentions:	37,146,254	
Broker Non-Votes:	887,303,160	

Report on Political Contributions:

Votes Cast For:	638,051,878	23.6%
Votes Cast Against:	2,070,366,929	76.4%
Abstentions:	437,400,096	
Broker Non-Votes:	887,303,272	

Amendment of EEO Policy:

Votes Cast For:	523,983,655	19.9%
Votes Cast Against:	2,104,101,942	80.1%
Abstentions:	517,762,677	
Broker Non-Votes:	887,302,693	

Policy on Water:

Votes Cast For:	182,936,514	6.9%
Votes Cast Against:	2,450,745,370	93.1%
Abstentions:	512,218,286	
Broker Non-Votes:	887,259,836	

Report on Canadian Oil Sands:

Votes Cast For:	725,891,944	27.1%
Votes Cast Against:	1,956,232,686	72.9%
Abstentions:	463,724,868	
Broker Non-Votes:	887,302,693	

Report on Natural Gas Production:

Votes Cast For:	713,858,047	28.2%
Votes Cast Against:	1,820,099,043	71.8%
Abstentions:	611,882,012	
Broker Non-Votes:	887,303,693	

Report on Energy Technology:

Votes Cast For:	161,083,010	6.1%
Votes Cast Against:	2,473,137,404	93.9%
Abstentions:	511,678,837	
Broker Non-Votes:	887,259,836	

Greenhouse Gas Emissions Goals:

Votes Cast For:	679,861,487	26.5%
Votes Cast Against:	1,882,879,592	73.5%
Abstentions:	583,147,528	
Broker Non-Votes:	887,259,836	

(d)

ExxonMobil will include an advisory vote on executive compensation in its proxy materials annually until the next required vote on the frequency of shareholder votes on the compensation of executives.